Exhibit 99.87
CONSENT
To: OceanaGold Corporation (the “Company”)
Re: Registration Statement on Form 40-F of the Company
The undersigned is an author of the report titled “NI 43-101 Technical Report Haile Gold Mine Lancaster County, South Carolina” with a report date of March 28, 2024, and with an effective date of December 31, 2023 (the “Expert Report”), originally prepared for the Company.
The undersigned understands that the Expert Report has been superseded by another technical report, therefore, the Expert Report shall be taken for historical references only.
The undersigned understands that the Company wishes to make reference to my name and the Expert Report in the Registration Statement on Form 40-F and any amendments or supplements and/or exhibits thereto or the documents incorporated by reference therein (collectively, the “Form 40-F”). The undersigned further understands that the Company wishes to use in the Form 40-F extracts and/or information from the Expert Report. The undersigned has been provided with a copy of the Form 40-F and has reviewed the proposed disclosures identified above.
Accordingly, in respect of the Form 40-F, the undersigned does hereby consent to:
•the use of, and references to, my name, including my status as an expert or “qualified person”;
•the use of, and references to, the Expert Report in the Form 40-F; and
•the use, in the Form 40-F, of any quotation from, or summarization of, or extracts and information from the Expert Report, or portions thereof, that were prepared by the undersigned, that the undersigned supervised the preparation of and/or that the undersigned has reviewed and approved.
Dated: March 27, 2026
Matthew Sullivan

/s/ Matthew Sullivan
Matthew Sullivan, RM-SME SRK Consulting (U.S.), Inc.